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JAN 05 2009

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106

SE 09055001 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/2007 (MM/DD/YY) AND ENDING 10/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LarsonAllen Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 South 6th Street, Suite 300
(No. and Street)

Minneapolis (City) Minnesota (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles C. Betz 612-376-4654
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyum & Barenscheer PLLP
(Name – *if individual, state last, first, middle name*)

7800 Metro Parkway, Suite 200, Minneapolis Minnesota 55425
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 16 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles C. Betz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LarsonAllen Financial, LLC, as of October 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JACQUELINA L. MOHR
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

Charles C Betz
Signature

PRINCIPAL
Title

Jacquelina L Mohr
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARSONALLEN FINANCIAL, LLC

FINANCIAL STATEMENTS

OCTOBER 31, 2008 AND 2007

LARSONALLEN FINANCIAL, LLC
TABLE OF CONTENTS
OCTOBER 31, 2008 AND 2007

INDEPENDENT AUDITOR'S REPORT	1
BALANCE SHEETS	2
STATEMENTS OF NET INCOME	3
STATEMENTS OF MEMBER'S EQUITY	4
STATEMENTS OF CASH FLOW	5
NOTES TO FINANCIAL STATEMENTS	6-8
SCHEDULE OF NET CAPITAL	9
REPORT ON INTERNAL CONTROLS	10-11

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S REPORT

Board of Governors
LarsonAllen Financial, LLC
Minneapolis, Minnesota

We have audited the accompanying balance sheets of LarsonAllen Financial, LLC as of October 31, 2008 and 2007, and the related statements of net income, member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LarsonAllen Financial, LLC as of October 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of net capital as of October 31, 2008, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
December 19, 2008

7800 Metro Parkway, Suite 200, Minneapolis, MN 55425 952-854-4244 Fax 952-854-0832

LARSONALLEN FINANCIAL, LLC
BALANCE SHEETS
OCTOBER 31, 2008 AND 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$ 1,652,164	$ 1,519,562
Accounts Receivable and Work-in-Process, Net	291,543	217,434
Other Current Assets	46,844	24,421
Total Current Assets	$ 1,990,551	$ 1,761,417
PROPERTY AND EQUIPMENT (AT COST)		
Equipment and Software	$ 204,317	$ 240,819
Accumulated Depreciation and Amortization	(124,812)	(153,014)
Net Property and Equipment	$ 79,505	$ 87,805
Total Assets	$ 2,070,056	$ 1,849,222
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 10,351	$ 6,065
Accrued Payroll & Related Benefits	187,813	159,157
Payable to Member	6,239	51,915
Deferred Revenue and Other Accrued Expenses	830,580	766,789
Total Current Liabilities	$ 1,034,983	$ 983,926
MEMBER'S EQUITY		
Capital	$ 25,000	$ 25,000
Retained Earnings	1,010,073	840,296
Total Member's Equity	$ 1,035,073	$ 865,296
Total Liabilities and Member's Equity	$ 2,070,056	$ 1,849,222

See accompanying notes to financial statements.

LARSONALLEN FINANCIAL, LLC
STATEMENTS OF NET INCOME
FOR THE YEARS ENDED OCTOBER 31, 2008 AND 2007

	2008	2007
REVENUE	$ 8,149,536	$ 7,146,725
EXPENSES		
Operating and Service Charge from Member	$ 332,329	$ 271,503
Payroll & Related Costs	2,982,141	2,778,299
Other Administrative Costs	1,174,426	1,144,383
Depreciation & Amortization	26,899	31,034
Total Expenses	$ 4,515,795	$ 4,225,219
INCOME FROM OPERATIONS	$ 3,633,741	$ 2,921,506
OTHER INCOME AND EXPENSE		
Interest Income	36,036	76,782
NET INCOME	$ 3,669,777	$ 2,998,288

See accompanying notes to financial statements.

LARSONALLEN FINANCIAL, LLC
STATEMENTS OF MEMBER'S EQUITY
FOR THE YEARS ENDED OCTOBER 31, 2008 AND 2007

	CAPITAL	RETAINED EARNINGS	MEMBER'S EQUITY
Balance at October 31, 2006	$ 25,000	$ 1,242,008	$ 1,267,008
Net Income	-	2,998,288	2,998,288
Member's Distributions	-	(3,400,000)	(3,400,000)
Balance at October 31, 2007	$ 25,000	$ 840,296	$ 865,296
Net Income	-	3,669,777	3,669,777
Member's Distributions	-	(3,500,000)	(3,500,000)
Balance at October 31, 2008	$ 25,000	$ 1,010,073	$ 1,035,073

See accompanying notes to financial statements.

LARSONALLEN FINANCIAL, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Receipts from Customers	$ 8,139,218	$ 7,394,206
Cash Paid to Employees & Suppliers	(4,523,842)	(4,265,387)
Net Cash Provided by Operating Activities	$ 3,615,376	$ 3,128,819
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from Sale of Equipment	$ -	$ 237
Interest Income Received	36,036	76,782
Purchases of Equipment	(18,810)	(15,842)
Net Cash Provided by Investing Activities	$ 17,226	$ 61,177
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's Distributions	$ (3,500,000)	$ (3,400,000)
Net Cash Used by Financing Activities	$ (3,500,000)	$ (3,400,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 132,602	$ (210,004)
Cash and Cash Equivalents - Beginning of Year	1,519,562	1,729,566
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 1,652,164	$ 1,519,562
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Income from Operations	$ 3,633,741	$ 2,921,506
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	26,899	31,034
(Gain) Loss on Disposition of Assets	211	1,594
(Increase) Decrease in Receivables and Work in Process	(74,109)	92,264
(Increase) Decrease in Contract Receivable	-	25,000
(Increase) Decrease in Other Current Asset	(22,423)	(2,994)
Increase (Decrease) in Accounts Payable	4,286	(9,221)
Increase (Decrease) in Accrued Payroll & Related Benefits	28,656	(12,505)
Increase (Decrease) in Payable to Member	(45,676)	(73,076)
Increase (Decrease) in Deferred Revenue and Other Accrued Expenses	63,791	155,217
Net Cash Provided by Operating Activities	$ 3,615,376	$ 3,128,819

See accompanying notes to financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

LarsonAllen Financial, LLC (the Company), a Minnesota limited liability company, was organized on February 15, 1995 for the purpose of registering with the Securities and Exchange Commission (SEC) and joining the Financial Industry Regulatory Authority, Inc. (FINRA), formerly National Association of Securities Dealers (NASD) as a broker/dealer. The Company is wholly owned by LarsonAllen LLP. The Company is engaged in investment advisory, financial and estate planning, and other financial services primarily in the Midwest.

Effective October 27, 1995, the Company registered with FINRA as a broker/dealer.

Revenue Recognition

Revenues from consulting and asset management services are recognized in the period the service is provided. Work in process represents unbilled amounts for services performed. Deferred revenue represents amounts collected in excess of services performed to date.

Cash and Cash Equivalents

Cash and cash equivalents consist principally of money market instruments having an original maturity of three months or less and bank accounts. At times such deposits may exceed federally insured limits.

Accounts Receivable

Accounts receivable from customers relate to services provided. In accordance with industry practice, accounts receivable include amounts that were unbilled (work in process) at the balance sheet date. The Company does not customarily require collateral for providing such services. Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Changes in the valuation allowance have not been material to the financial statements. The allowance for doubtful accounts and work in process at October 31, 2008 and 2007 was $9,000 and $22,000, respectively.

Depreciation

Property and equipment are depreciated over their estimated useful lives by use of the straight-line method.

Description of Useful Lives

The estimated useful lives of the property and equipment are as follows:

Equipment	3-10 Years
Software	3 Years

Income Taxes

A single-member limited liability company is not a taxpaying entity for federal and state income tax purposes, thus no income tax expense has been recorded in the accompanying financial statements. Income from the company is taxed at the member level.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 PROFIT SHARING PLAN

The company participates in the LarsonAllen LLP Profit Sharing Plan and Trust. The plan is a defined contribution profit sharing plan established to provide retirement benefits to employees and principals who have met certain participation requirements. Each year the Company may, at the discretion of the Board of Directors, contribute to the plan a basic contribution and an integrated contribution. Participants may elect to make contributions through earnings reduction up to the annual deferral limit allowed under the Internal Revenue Code. The Company contributions amounted to $120,410 and $106,112 for the years ended October 31, 2008 and 2007, respectively. The Board of Directors has approved a 3%-5% contribution for the year ended October 31, 2008. The final decision regarding the percentage will not be made until after the issuance of the financial statements. Management believes that 5% is the most likely contribution and therefore that is the percentage used to determine the liability for October 31, 2008.

NOTE 3 RELATED PARTY DISCLOSURES

The Company has an agreement with the member for the provision of services including occupancy and other expenses at a predetermined rate. For the years ended October 31, 2008 and 2007, charges for these services and operating expenses (net of service income of $83,191 and $119,273 for 2008 and 2007, respectively) were $752,178 and $597,230, respectively. In addition, the Company had outstanding advances of $6,239 and $51,915 from its sole member as of October 31, 2008 and 2007, respectively.

NOTE 4 NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2008, the Company had net capital of $617,181 as defined by Rule 15c3-1, which was $548,148 in excess of its required net capital of $69,033. The Company had indebtedness at October 31, 2008 in the amount of $1,034,983.

NOTE 4 NET CAPITAL REQUIREMENT (CONTINUED)

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Capital Rule, the Company is exempt under the (k)(2)(i) exception. Per Rule 15c-3-3, the following schedule illustrates the differences between the Company's net asset calculation per part IIA of the focus statement and the accompanying audit report.

Net Capital per part IIA 5th Focus	$ 551,287
Adjustments to Ownership Equity	
Decrease in accrued expenses	65,894
Ending Net Capital Per Audit Report	$ 617,181

LARSONALLEN FINANCIAL, LLC
SCHEDULE OF NET CAPITAL
OCTOBER 31, 2008

OWNERSHIP EQUITY		
Member's Capital	$	25,000
Treasury Stock		-
Additional Paid-In Capital		-
Member Distributions		(3,500,000)
Retained Earnings		840,296
Net Profit/Loss		3,669,777
Total Ownership Equity	$	1,035,073
NON-ALLOWABLE ASSETS		
Current Assets:		
Accounts Receivable and Work in Process, Net	$	291,543
Other Assets		46,844
Investment in and Receivables from Affiliates		-
Long-Term Assets:		
Property and Equipment (Net)		79,505
Total Non-Allowables	$	417,892
Tentative Net Capital	$	617,181
HAIRCUTS ON PROPRIETARY POSITIONS		
Investments at 100% Haircut	$	-
Inventory Long at 15% Haircut		-
Investments Long at 15% Haircut		-
Inventory Short at 15% Haircut		-
Total Haircuts	$	-
Net Capital	$	617,181
AGGREGATE INDEBTEDNESS		
Accounts Payable	$	10,351
Accrued Payroll & Related Benefits		187,813
Deferred Revenue and Other		836,819
Total	$	1,034,983
REQUIRED NET CAPITAL		
NASD Required N.C. (6.67% Aggr. Ind.) OR $5000 Whichever is Greater	$	69,033
SEC Early Warning Requirement (120% Required N.C.)		82,840
Required Net Capital	$	69,033
EXCESS NET CAPITAL		
Net Capital	$	617,181
Required Net Capital		69,033
Excess Net Capital	$	548,148
AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO		
Aggregate Indebtedness	$	1,034,983
Net Capital	$	617,181
Ratio		1.677 to 1

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

Board of Governors
LarsonAllen Financial, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of LarsonAllen Financial, LLC (the Company) as of and for the year ended October 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by LarsonAllen Financial, LLC that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7800 Metro Parkway, Suite 200, Minneapolis, MN 55425 952-854-4244 Fax 952-854-0832

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control over financial reporting was for the limited purpose described in the first paragraph of this section and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
December 19, 2008

END